FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Announcement of Annual Results as from 1 January 2005 to 31 December 2005 issued on 28 February 2006 and published in Hong Kong newspapers on 1 March 2006.

Remarks:

The financial information relating to the financial year ended 31 December 2005 set out in the Announcement does not constitute the Group’s statutory financial statements for the year ended 31 December 2005, but is derived from those financial statements. Further information regarding the operations and results of CLP Holdings Limited for the financial year ended 31 December 2005 will be included in the Annual Report on Form 20-F for the year ended 31 December 2005 to be filed with the U.S. Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of CLP HOLDINGS LIMITED

By:	/ s / April Chan
Name:	April Chan
Title:	Company Secretary

Date: 24 March 2006

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CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Announcement of Annual Results

as from 1 January 2005 to 31 December 2005

Highlights

•	Electricity sales in Hong Kong grew 2.6% to 29,382GWh; total sales (which include sales to the Chinese mainland) rose 6.8% to 33,879GWh.
•	Consolidated revenue rose 25.5% to HK$38,584 million; revenue from our Hong Kong electricity business recorded a 5.9% growth to HK$28,303 million.
•	Earnings from our Hong Kong electricity business increased by 3.8% to HK$7,047 million; earnings from other activities grew by 40.0% to HK$2,339 million.
•	Operating earnings up 10.4% to HK$9,097 million; total earnings (which include Hok Un redevelopment profit of HK$267 million and a one-off tax consolidation benefit from Australian business of HK$2,004 million) up 32.0% to HK$11,368 million.
•	In 2005, CLP acquired Singapore Power’s merchant energy business in Australia for a total cash consideration of HK$13,013 million.
•	Final dividend and special final dividend of HK$0.83 per share and HK$0.11 per share respectively; including interim dividends paid, total dividends for 2005 amounting to HK$2.38 per share (2004: HK$2.23 per share).

CHAIRMAN’S STATEMENT

I am pleased to report that, during the year to 31 December 2005, CLP achieved a good financial and operating performance. There was continuing strong focus on creating and delivering value to our shareholders. We made determined efforts to promote a fair regulatory regime for our Hong Kong electricity business after 2008, to diversify our activities in the region and to further improve the management of the environmental aspects of our operations.

I wish to say a little more about each of these four aspects of CLP’s performance in 2005.

Year 2005 Financial Results

In 2005, the operating earnings of the Group increased by 10.4% to HK$9,097 million, reflecting an increased contribution from all of our main business streams.

Earnings from our Hong Kong electricity business increased by 3.8% to HK$7,047 million (2004: HK$6,788 million) as a result of ongoing investment in the transmission and distribution network, as well as investment in generation facilities by Castle Peak Power Company Limited (CAPCO), our jointly controlled entity.

Operating earnings from our Asia-Pacific energy/other businesses recorded an encouraging increase, from HK$1,671 million in 2004 to HK$2,339 million. The major contributions to this increase came from Gujarat Paguthan Energy Corporation Private Limited (GPEC), India and our integrated electricity and gas business in Australia, following the acquisition of the merchant energy business (MEB) from Singapore Power in mid-2005. In addition to the contribution to the operating earnings, our Australian business also recognised a tax consolidation benefit amounting to HK$2,004 million. However, it should be noted that this is a one-off benefit and is a non-cash item until the tax benefit is utilised in the future.

Total earnings, inclusive of the above operating earnings, the tax consolidation benefit and a profit of HK$267 million from the sale of remaining units of Hok Un redevelopment were HK$11,368 million, an increase of 32.0% as compared to HK$8,614 million in 2004. Operating earnings per share and total earnings per share increased by 10.4% to HK$3.78 (2004: HK$3.42) per share and 32.0% to HK$4.72 (2004: HK$3.58) per share respectively, as compared with the previous year.

The Board has recommended a final dividend for 2005 of HK$0.83 per share and a special final dividend of HK$0.11 per share paid out of the profit from Hok Un redevelopment. These final dividends, together with three interim dividends, each of HK$0.48 per share, result in a total dividend of HK$2.38, as compared to HK$2.23 per share for 2004.

Hong Kong Electricity Business - Post-2008 Regulatory Regime

The earnings from our Hong Kong electricity business continue to represent by far the largest part of the CLP Group’s total earnings. In 2005, the Hong Kong business contributed 75% of the Group’s operating earnings before deduction of unallocated expenses. Hong Kong also remains the primary focus of our investments, with 53% of the Group’s total assets being located within the Special Administrative Region (SAR).

Shareholders will recall that, since 1964, this business has been regulated by the Hong Kong Government under a Scheme of Control (SoC) which has remained largely unchanged over that period. Shareholders will also recall that the SoC expires in 2008 and that, in January 2005 Government launched a process of public consultation on the future regulation of Hong Kong’s electricity industry. This consultation has been in two phases - the first, which ended in April 2005, solicited the public’s views on options for the future development of Hong Kong’s electricity market after 2008, whilst the second phase, initiated in December 2005, consults the public on the Government’s proposals for the post-2008 regulatory framework.

The strength of Hong Kong’s power system did not happen by chance. For example the major reduction of emissions by 40 – 70% since the 90s was largely the result of the introduction of natural gas and nuclear power into the power generation system - initiatives which required heavy investment and significant commitments. At the same time, working responsibly under the SoC, CLP delivers electricity to our customers at tariffs which are amongst the lowest of major metropolitan cities around the world, and our supply reliability – at over 99.99% - is world-class, well above many major cities whose utilities charge higher tariffs. This represents a good deal for our customers – world-class reliability and world-class environmental standards at moderate prices. These achievements were made possible by clear rules under the current regulatory regime, including a reasonable return that supports investment in new environmental facilities and technologies, and a tariff structure that is established on the basis of recovering the costs of providing the electricity supply system, a method which has served the highly urbanised and commercial environment of Hong Kong extremely well over the past 40 years.

The shape of the post-2008 electricity regulatory regime is therefore a matter of the greatest importance for CLP, its shareholders and for the Hong Kong community as a whole. We have been an engaged, informed and authoritative participant in the public discussions todate - as I have already reported to shareholders through my Chairman’s Statement to last year’s Annual Report, the Interim Report and my letters to shareholders of 1 February and 9 May 2005. CLP’s response to Stage I of Government’s consultation, “A Balanced Deal – A Bright Future” was submitted to Government in April. In this, we emphasised that the keys to the excellence of Hong Kong’s electricity supply were found in a regulatory system which delivers practicality, service excellence, and a fair deal for investors, as well as clear accountability and responsibility.

Government’s summary of the views received in response to Stage I of its consultation made it clear that the majority of those who had responded considered reliability and the safety of electricity supply to be the most important objectives of the future regulation of Hong Kong’s electricity sector - in line with the views which CLP had already expressed. We were also encouraged that most respondents considered our electricity tariffs to be both reasonable and affordable, as is indeed the case.

I believe that there is clear consensus in the community around Government’s policy objectives for its review of the regulatory regime - reliable, safe, efficient and environmentally responsible energy, supplied at reasonable prices. I believe there is also consensus that the future development of Hong Kong’s electricity sector should be built around a forward-looking, stable and straightforward regulatory regime, in order to deliver these policy objectives.

Government’s Stage II consultation paper has set out its views on the way ahead. CLP supports Government’s policy objectives and many of the initiatives proposed in the paper. However, there are areas of the consultation paper where we have strong reservations and concerns. I consider that the paper overlooks the quality of Hong Kong’s present electricity service, which is demonstrably world-class in terms of reliability, cost-effectiveness, affordability, customer service and environmental performance - and the role played by the SoC in promoting this achievement.

I wish to highlight three areas of major concern.

Appropriate incentives to encourage investment – no other private sector industry in Hong Kong matches the scale of the demands of the electricity sector for continuous, substantial and long-term investment. We have grave concerns about the return levels proposed in the consultation paper. These fail to recognise the fundamental nature of the industry and the level of risks undertaken by the power companies. If returns are not set at an appropriate level, the public will end up bearing the risks of insufficient investment - a costly social and economic consequence, which will take years to correct.

Duration of the regime – the electricity industry involves long investment cycles with asset lives running for over 30 years and long-term fuel purchase commitments extending well over 20 years. The minimum duration for the new electricity regime should be 15 years, as with the present SoC – properly reflecting the long lead-times, scale and lifespan of investments in the electricity industry, as well as the risks associated with the management of external factors such as fuel market volatility.

A clear energy policy with consistent environmental regulations - the proposals for the new regime need to have a clear energy policy to facilitate and support long-term fuel planning to meet both emissions and fuel security requirements in future. The consultation paper creates great uncertainty by envisaging lower returns for investments which reduce emissions levels, whilst at the same time seriously tightening emissions standards with added but unspecified penalties. Similarly, the Government’s proposals indicate an intention to open up the electricity market in some fashion in the future; the vagueness of the proposals on competition policy for the electricity sector is another area that creates an uncertain climate for necessary future investment.

CLP has been serving our customers in Kowloon and the New Territories for over a century. The current SoC, which has enabled tight and effective Government and public scrutiny of our business for over 40 years, has provided the industry with a clear regulatory framework, under which we have consistently achieved excellence in the delivery of an essential public service and provided Hong Kong with the power to prosper as a world city in Asia. We welcome the Stage II consultation process and will continue to be an active, forthright and constructive participant in the debate on the future of our industry. It remains our intention to work with Government and the public to address our major concerns, with a view to promoting a fair, balanced and durable regulatory regime which allows us to fulfill our mission of providing our community with an electricity supply of the quality which it expects, needs and deserves.

Australia

Shareholders will be aware that, in light of uncertainties about the future electricity regulatory regime in Hong Kong, together with the growing maturity of the Hong Kong electricity market, as evidenced by the slow-down in electricity demand growth, we have been taking steps to diversify the sources of the CLP Group’s earnings. The acquisition in May 2005 of the MEB in Australia was a major step forward in this regard.

Coupled with CLP’s existing Yallourn Power Station, CLP is now on the way towards building a diversified and integrated energy business in Australia, focusing on electricity and gas retail, with a portfolio of physical assets in support of that retail business.

Our Annual Report explains the considerable progress that has been achieved in integrating the MEB with our existing business at Yallourn and in introducing to that business the standards of operational excellence, financial control and corporate values of the CLP Group as a whole.

This business, which has been rebranded as “TRUenergy” combines a diversified and balanced electricity generation capacity with a retail business which constitutes one of the largest energy retailers in Australia. TRUenergy has already started to contribute to the Group’s operating earnings - the Board and I will be paying close attention to the ongoing and effective management of our activities in Australia, so that these can make a sustained and meaningful contribution to our earnings in the years ahead.

Environment

We are well aware of the importance of the effective management of the environmental impact of our activities. This is our duty as a socially responsible company. Moreover, the long-term viability and success of CLP, and its ability to continue to create value for shareholders and the communities we serve, depend upon us conducting our activities in a manner which is environmentally sustainable.

2005 saw significant progress made by the CLP Group in environmental matters. Further details of these are set out in our Social and Environmental Report. I will therefore only briefly mention here a few of the highlights of our environmental performance in 2005 and plans for future years.

•	Our programme to improve the emissions performance of our coal-fired power generation plant in Hong Kong is well underway. As each unit is progressively installed with emissions control facilities from 2009 onwards, emissions of SO2 and NOx will be reduced by about 90% and 80% respectively, while emissions of particulates (of which more than 99% are already captured) will also be further reduced. In line with my earlier comments, it is essential that this improved environmental performance is properly recognised in both the post-2008 regulatory regime and the future emissions regulation of our business.

•	Our work to develop the infrastructure needed to bring liquefied natural gas to Hong Kong for electricity generation is moving ahead. With timely support from Government and the community, Hong Kong will have the capability to continue to use this clean fuel source by early next decade.

•	We have adopted a climate strategy framework - reflecting the importance to a responsible electricity generator, such as CLP, of contributing to addressing issues of greenhouse gas emissions and resulting implications in terms of global climate change.

•	We have made significant progress towards our target of developing generating capacity from renewable energy sources, such that by 2010 this will represent approximately 5% of the Group’s total generating capacity. In 2005, we added an additional 114 equity MW of small renewable energy generation to our portfolio - meaning that this now represents 1.4 % of our generating capacity. The partnership established in 2005 with Hydro Tasmania in our Roaring 40s joint venture will provide an excellent platform for further development of renewable energy opportunities in the region.

We will continue to manage responsibly our operations and their impact on air quality and global climate. We will make good on the commitments that we made to our shareholders and other stakeholders in our “Manifesto on Air Quality and Climate Change” which we issued in December 2004 and which continues to guide our actions in this area.

The Board and I believe that 2006 will be an extremely important and challenging year for the Company - whether in terms of the shaping of the future electricity regulatory regime in Hong Kong, the effective management of our assets elsewhere, notably the continuing integration and enhancement of our TRUenergy business in Australia, or in meeting the expectations of society for the responsible management of the environmental aspects of our business. I am confident that the skill and dedication of our staff, the strong support of our shareholders, and the goodwill that we have earned in the communities we serve, provide a solid base from which we can tackle these challenges effectively, and secure the continuing long-term success of your Company.

The Hon. Sir Michael Kadoorie

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operational Performance

Electricity Business in Hong Kong

During 2005, we strove for outstanding performance in all dimensions of our Hong Kong electricity business, with emphasis on:

•	meeting the demand for electricity from all customer sectors;
•	investment in further improving the environmental performance of our business;
•	effective management and operation of our generating assets;
•	timely and effective investments in our supply network and customer service facilities;
•	ongoing cost management and discipline; and
•	maintaining steady earnings growth.

The demand for CLP’s services continues to grow. Our total electricity unit sales in 2005, including those to the Chinese mainland, grew by 6.8% to 33,879GWh. Revenue registered a 5.9% increase to HK$28,303 million (2004: HK$26,733 million). This was mainly attributable to higher unit sales and fuel clause adjustment as a result of higher composite fuel price.

The following table is a breakdown of unit sales growth by sector in Hong Kong during 2005.

	2005		Sales Increase / (Decrease) over 2004	Average annual sales change over 2001-2005	Notes on 2005 performance
	Number of customers	Electricity sales
	‘000	GWh	%	%

Residential	1,909	7,525	5.3	2.6	Largely attributable to warmer weather
Commercial	182	11,428	3.1	2.7	Reflecting the overall rebound in Hong Kong’s economy
Infrastructure and Public Services	80	7,695	1.7	4.4	Attributable in part to new railway infrastructure, but offset by energy conservation measures
Manufacturing	34	2,734	(3.5)	(4.8)	The number of manufacturing customers continued to decline
Total local sales	2,205	29,382	2.6	2.2
Export sales	—	4,497	45.7	30.7

Assisting Guangdong to meet electricity demand and providing additional revenue for our Hong Kong customers. These sales also contribute to shareholder earnings, because the profits from such sales are allocated on a 80/20 basis between customers and shareholders

Total sales	2,205	33,879	6.8	4.3

Our generating plant continued to operate reliably, with high availability levels being maintained in order to meet system demand.

The importance of reliable operation of our generating fleet was underlined by the fact that local demand reached a historical peak of 6,475MW in July and system demand also achieved a high demand of 7,817MW in August 2005. Our reserve margin of generating capacity (that is to say the relationship between the total installed capacity available to serve our Hong Kong customers and the highest past demand for electricity from those customers) fell from 30.6% to 27.6%.

A new 312.5MW generating unit at Black Point (Unit 7) was declared available for commercial operation in August 2005. This adds an additional combined cycle generating unit to our generating portfolio, using environmentally friendly natural gas as primary fuel. Erection and commissioning of Unit 8 is proceeding to schedule, with a view to this entering commercial operation in the 2nd quarter of 2006.

We continued our ongoing programme of capital investments in the transmission and distribution networks, customers services and other supporting facilities. In 2005, this amounted to an investment of HK$6 billion (2004: HK$7 billion). The objectives behind this investment programme are to:

•	ensure timely investment to meet future increases in demand, as the number of customers and overall electricity demand continue to increase;
•	maintain, and where practical, improve the quality and reliability of our transmission and distribution network; and
•	enhance the efficiency of our supply network and customer services through prudent and targeted investment, with a view to improving supply quality, whilst controlling the cost to our customers.

Our combination of operational expertise, targeted investment and a focus on cost-efficiency led to continuing good performance in supply reliability and tariff management.

Our unplanned customer minutes lost per year, which is a standard measure of supply reliability, has improved by 68% over the past seven years. A typical customer in CLP supply area would have had an three-year average of 5.37 minutes of unplanned power interruptions per year during the period from 2003 to 2005. The comparable figure for an average urban area in the U.S. would be more than 100 minutes per year.

In December 2005, we announced that tariffs will be frozen during 2006. There has now been no tariff increase since 1998. During that period there have been six tariff rebates, totalling HK$3 billion - the equivalent of up to a 3.7% tariff reduction in the respective years. Our electricity tariff will remain the lowest in Hong Kong in 2006, by an estimated margin of about 26%. Between 1983 and 2005, the average cost of electricity has decreased in real terms (i.e. taking into account inflation and deflation) by about 38%.

Over the next five years, electricity demand growth is forecast to be between 2-3% per annum. We expect to benefit from continued infrastructure expansion and the steady increase of new towns and housing development in our supply area. Our sales growth forecast also takes into account the benefits of energy conservation programmes, such as Government’s initiative to reduce energy consumption in Government buildings by 1.5% annually, and that modern commercial and residential appliances tend to be more energy efficient than those which they replace. We expect that electricity sales to Guangdong Province will continue as a result of growing demand, although these may reduce over time if the supply/demand situation in Guangdong moves back into balance.

Electricity Business in Australia

The scale and shape of CLP’s business in Australia was fundamentally altered by the acquisition in 2005 of the MEB in Australia for a total cash consideration of HK$13,013 million. The merger of this business with CLP’s wholly-owned generating business, Yallourn Energy, creates a vertically integrated and diversified electricity and gas company.

Integration of the MEB with Yallourn Energy has commenced. In October we initiated a strategic review of the combined businesses to determine optimised organisation and functional structures. The review will help to identify the skills, competencies and capabilities which we need to support future growth in the business and will also look at the most efficient cost structure and opportunities to realise savings in operating expenditure.

As the most visible expression of the integration of CLP’s activities in Australia, in June all of our operating companies were successfully rebranded as ‘TRUenergy’. This new brand replaced the TXU, Yallourn and AusPower brands which had previously been used by the various components of the Australian businesses.

As part of the integration process, Yallourn Energy’s trading and industrial and commercial retail business, AusPower, has been merged with the Portfolio Management function from the MEB business. The two businesses were complementary, with the MEB Portfolio Management business bringing its strong gas position into the portfolio, whilst AusPower’s position in the electricity market is strengthened by the MEB’s significant trading capabilities and proven track record. The combined business now has 200 large-scale industrial and commercial electricity customers and 400 gas customers, with the added advantage of being able to cross sell electricity and gas.

TRUenergy now has access to 10% of the national electricity market in Australia through ownership of generating assets, as well as a long-term contract for access to further generating capacity. TRUenergy’s portfolio represents the fourth largest generating business in Australia, with access to 20 generating units in two states. The merged group also has a balanced generation portfolio, with units distributed across the merit order - from baseload, to intermediate and peaking capacity – and a mix of fuel sources with both gas and coal generation.

In August 2005, as the final element of the acquisition of the MEB from Singapore Power, we completed the purchase of a 33% interest in SEAGas – a partnership that owns and operates the 690 km pipeline system transporting natural gas from Victoria to South Australia. The project had a construction cost of approximately A$450 million, funded by A$214 million of project financed bank debt. Non-recourse project re-financing for the project was successfully put in place in September 2005. As a result, TRUenergy received A$92.4 million by way of proceeds from the refinancing.

As part of our portfolio management activities, we began preparations to manage new natural gas contracts for supplies from new gas fields from the offshore Otway basin (the Casino, Geographe and Thylacine gas fields) in Bass Strait off the Victorian coast. These fields are expected to come into production in 2006. When this occurs, TRUenergy will have access to further diversified gas supplies from the Otway basin, complementing existing supplies from the mature Gippsland and Copper/Eromanga basins. Our Iona Gas Storage Facility, near Port Campbell in south-west Victoria, is strategically positioned close to the new Casino field, which will provide 35PJ a year of peaking capacity for the Victorian and South Australian markets to TRUenergy. New processing and sales earnings are expected to be realised from 2006 onwards.

TRUenergy is focused on optimising the performance of its physical assets, so that these in turn can support and enhance effective portfolio management.

At the Yallourn Power Station, the A$120 million Morwell River Diversion Project which secures access to a long-term coal reserve adjacent to the existing area of coal extraction was completed in May 2005, on time and on budget. This project was one of the largest earthmoving exercises ever undertaken in Victoria. A specialist team of 150 contracted staff took four years to create a new 3.5 km riverbed which passes through the Yallourn East Field coal mine and over the mine’s coal conveyors.

TRUenergy has announced its intention to develop a 400MW power station on a former power station site at Tallawarra, near Wollongong in New South Wales. This will be a gas-fired combined cycle plant and will incorporate the most efficient power generating technology so far in Australia. The use of natural gas also enables the environmental impact to be reduced to a minimum. Construction is expected to start in the first half of 2006, subject to finalising the relevant contracts.

Our acquisition of a 50% interest in the Roaring 40s joint venture provides a platform for the continued development of CLP’s renewable energy business in Australia and elsewhere in the Asia-Pacific region. Roaring 40s, which was originally established as the renewable energy development arm of Hydro Tasmania, the Tasmania state-owned hydroelectric generator, already has a strong combination of existing assets and development projects, mainly in Australia. Since December 2005 Roaring 40s has established an office in Hong Kong for its Asia business development team. CLP has seconded staff to work closely with Roaring 40s on pursuing business opportunities in Asia.

Going forward, TRUenergy will aim to grow our retail and generation base in Australia by:

•	maintaining existing retail customers and increasing market share in our core markets of Victoria and South Australia through organic customer growth and the evaluation of retail acquisitions on a case-by-case basis;
•	developing retail operations in New South Wales as retail margins become more attractive; and
•	positioning TRUenergy so that it has the capability to enter the Queensland market in the light of full retail competition anticipated in that state from mid-2007.

Electricity Business in the Chinese Mainland

The focus of our Mainland activities in 2005 included:

•	continued excellence in station management and operation;
•	management of tariff issues, particularly in the context of high coal prices;
•	progress on the greenfield project in Fangchenggang, Guangxi (in which CLP holds a 70% interest);
•	ongoing development of our renewable energy activities; and
•	maintaining a meaningful earnings contribution to the Group.

Particular points to note regarding plant operation in 2005 included:

•	Daya Bay contributed about 30% of the total electricity generated to supply our Hong Kong electricity business;
•	A significant improvement in plant utilisation at Shiheng, Heze II and Liaocheng, as a result of high demand growth in Shandong;
•	The high availability of the 2x300MW units at Anshun II was occasionally interrupted by coal shortages, which led to unit shutdowns and lower despatch allocation by the Guizhou Provincial Dispatch Centre; and
•	The capacity factor at Huaiji was affected by annual variations in water resources.

Continuing increases in coal prices in the Mainland affected the earnings from all our coal-fired generation joint ventures, most notably in Shandong where coal prices rose by over 20% during the year. These problems least affected the stations operated by CLP Guohua. In close collaboration with our joint venture partner Shenhua (which itself has interests in coal resources), we were able to maintain a stable coal supply to CLP Guohua with more moderate increases in price.

All of the power stations in which we hold an interest are subject to tariff levels which have been approved by the relevant authorities and implemented.

State approval for our 2x600MW coal-fired power station project at Fangchenggang was obtained in March 2005, which then allowed the formal establishment of the joint venture company. This is the first greenfield project in China where CLP has a majority shareholding and will lead the construction and operation. Our aim is to complete the project at a cost and to a schedule that is competitive in the PRC domestic market.

Piling work has already been completed. Seawall construction and land reclamation are well underway. Construction is also in progress on the chimney, boiler/turbine units and main plant house foundations. As at 31 December 2005 contracts representing 68% by value of total project costs had been signed and work to a value of 4% had been completed.

The project remains on schedule to bring the first unit into commercial operation by the end of 2007, with the second unit coming on line in 2008.

For some time, CLP’s stake in the Huaiji hydro-power joint venture in Guangdong acquired in 1997 constituted the Group’s only investment in renewable energy in the Mainland. Recent years have seen CLP exploring wind power projects along the South China coast. 2005 was marked by good progress in pursuing renewable energy opportunities in the Mainland.

The completion of a restructuring of the Huaiji project resulted in an increase in CLP’s interest from 41.5% to 75%. The joint venture period was extended by 20 years to 2047 and a more robust financing structure was arranged to refinance the existing debt and provide new capital. The commercial and operational performance of this project has significantly improved.

On the Changdao Wind Power Project, construction of the 110kV substation and erection of the wind turbine generator was completed. Testing and commissioning work is now underway, aiming at commercial operations in the first quarter of 2006.

On the development side:

•	preparation work for the construction of the Xinwan station in the Huaiji project has commenced;
•	the equity joint venture for the Weihai wind power project has been formed and the procurement of wind turbine generators is being arranged;
•	the Nanao joint venture company was established in late 2005 and construction work will start soon; and
•	our Roaring 40s joint venture is developing the Shuangliao wind farm in partnership with the Datang Group.

When these projects are completed, CLP will hold a total of about 118 equity MW of renewable energy generating capacity in the Mainland – a substantial increase from the 34.2 equity MW we held as recently as 2004.

Pending the effect of emerging reforms and a clearer picture of the future shape of the power industry in the Mainland, we envisage:

•	giving priority to the consolidation and effective management of existing assets, including the development of a business platform in South China to complement our Hong Kong business;
•	developing and demonstrating the ability to build power plants using domestically sourced equipment and at capital costs that are competitive within the domestic market, as well as the ability to take direct control of the operation of power plants; and
•	making selective strategic investments or divestments to strengthen the existing business and to achieve a closer strategic fit with our capabilities and priority areas.

Electricity Business in Asia

The major focus of our regional activities in 2005 has been to:

•	optimise the performance and value of our existing assets;
•	pursue opportunities for growth; and
•	generate earnings growth.

In India, it was encouraging to note that, due to continuous and determined Management efforts in 2004, the payment position at GPEC continued to improve. By the end of 2005 the undisputed overdue receivables (which had stood at HK$24 million in 2004) had been practically eliminated. The off-taker has raised disputes on a number of payment issues, but these are being referred to the dispute resolution and arbitration mechanism provided for in the Power Purchase Agreement (PPA). In the meantime, the off-taker is required to continue to make payments in line with the provisions of the PPA, which for the major part is being done.

The proposed 1,050MW GPEC II expansion project is at an advanced stage of development. GPEC II has the inherent advantages of a brownfield project, with availability of land, water and transmission connections at the site and use of existing common facilities.

There was good performance at Ho-Ping in Taiwan, despite some operational setbacks. Firstly, an exceptionally powerful typhoon caused extensive damage to the remaining two of the three coal storage domes (the first of which had been damaged in a typhoon in 2004). We were able to restore operations within a few days after these incidents, pending the permanent rebuild of the domes. Secondly, a turbine blade failure which occurred in November 2005 caused damage to the Unit 1 turbine. Prompt operator reaction was able to limit the consequences of this incident but, nevertheless, it will lead to an outage into the second quarter of 2006. Discussions are ongoing with the relevant insurers and equipment suppliers to resolve insurance and warranty claims.

At Ho-Ping the energy charge rate is linked to coal cost movements experienced elsewhere by the off-taker, Taipower. The adjustment in 2005 helped to alleviate the impact of high coal costs.

Construction of the 1,434MW BLCP project in Thailand is proceeding to schedule and on budget. By the end of 2005, the project was 91% complete, and out of the total project budgets, 81% had already been committed. The first unit will be commissioned in late 2006, with the second unit following in early 2007.

Mobilisation and training for the operation and maintenance organisation is well advanced. The operator is a joint venture between CLP and Banpu, the other shareholder in the project.

Our priority for the Asia business in 2006 will be to maintain the effective operation, and take forward the development of CLP’s current suite of strategic electricity generation investments located in the strong markets of Taiwan and Thailand. We are well placed to capitalise on regional growth through our market position, existing and new regional and local partnerships and effective exploitation of regional capital markets.

Safety

Safety is of utmost importance across CLP. In 2005, our overall safety and health performance in Hong Kong has been satisfactory. However, we were unable to achieve a reduction in Disabling Injury Incidence Rate, owing to three injury cases which resulted from a traffic accident caused by other road users.

In the Chinese mainland, there was no loss time incident throughout the year. However, an employee suffered a minor injury from a trip-over at Yire Power Station.

2005 saw good safety and health performance in TRUenergy’s power stations. Initiatives were taken to enhance safety and health awareness among employees and contractors.

GPEC continued to perform well in 2005. However, there were two fatal accidents involving employees of contractors working at Ho-Ping Power Station and the site of BLCP Project in November 2005 and February 2006 respectively. Each of the accidents has been the subject of detailed investigation.

CLP’s subsidiaries and joint venture companies shared best practices through regular Safety and Health JV Synergy Forum meetings. This forum enabled members to discuss past incidents and share root cause analysis recommendations. Exchange of safety bulletins, latest initiatives and standards in safety and health area stimulated interest and should contribute to safety improvement.

Human Resources

On 31 December 2005, the Group employed 6,059 staff (2004: 4,633), of whom 3,862 were employed in the Hong Kong electricity business and 1,744 by our businesses in Australia, India, Thailand and Chinese mainland. The increase in total number of staff in 2005 was primarily due to the acquisition of the MEB in Australia and the integration of Huaiji project into the Group. Total remuneration for the year ended 31 December 2005 was HK$2,622 million (2004: HK$2,481 million), including retirement benefits costs of HK$219 million (2004: HK$199 million).

Environment

The Board has established a Social, Environmental and Ethics (SEE) Committee in 2005. This Committee, chaired by the Chief Executive Officer and including executive and non-executive directors, reinforces the attention given at Board level to CLP’s positions and practices on issues of corporate social responsibility, principally in relation to social, environmental and ethical matters that affect shareholders and all major stakeholders in CLP.

As an example of this, upon review and recommendation from the SEE Committee, the Board adopted a climate strategy. The purpose of the strategy is to address the issues of climate change which affect our business as a result of changes in regulation, policy and/or stakeholder perceptions and expectations in relation to emissions of greenhouse gases (principally carbon dioxide). This strategy provides for the assessment, management and mitigation of climate change risk. Specific risk assessments will be made in connection with major investment decisions and incorporated in the Group’s approval processes. Under this strategy, we will also take forward projects and initiatives beyond our immediate regulatory requirements in renewable energy, energy efficiency and demonstration of new technology. We will continue to work with the international business community to raise understanding of climate change issues and means of addressing them.

The Group’s environmental performance in 2005 will be presented extensively in our Social and Environmental Report 2005 which will be published alongside our Annual Report and sent to all shareholders.

Financial Performance

The financial information set out in this announcement does not constitute the Group’s statutory accounts for the year ended 31 December 2005, but represents an extract from those accounts. The accounting policies used are consistent with those set out in the Annual Report 2004, except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards (HKFRSs) and Hong Kong Accounting Standards (HKASs) (collectively referred to as new HKFRSs) which are relevant to its operations and effective for accounting periods commencing on or after 1 January 2005. Comparative figures of the corresponding previous year are amended in accordance with the relevant requirements. The following financial information has also been agreed by the external auditors, PricewaterhouseCoopers.

Consolidated Profit and Loss Account

	Note	2005 HK$M	2004 HK$M	Increase %
			(Restated)

Revenue	4,5	38,584	30,741	25.5

Expenses
Purchases of electricity, gas and distribution services		21,516	16,055
Staff expenses		1,505	1,284
Fuel and other operating costs		3,972	3,070
Depreciation and amortisation		2,896	2,485

		29,889	22,894	30.6

Property disposal gain		—	214

Operating profit	5	8,695	8,061
Finance costs	6	(1,613)	(1,299)
Finance income		124	63
Share of results, net of tax
jointly controlled entities		3,099	2,897
associated companies		140	188

Profit before taxation		10,445	9,910

Taxation
current and deferred, excluding tax consolidation benefit		(1,082)	(1,296)
deferred - tax consolidation benefit from Australia		2,004	—

	7	922	(1,296)

Profit after taxation		11,367	8,614
Minority interest		1	—

Earnings attributable to shareholders	8	11,368	8,614	32.0

	Note	2005 HK$M	2004 HK$M	Increase %
			(Restated)

Analysis of earnings
Electricity business in Hong Kong	8	7,047	6,788	3.8
Asia-Pacific energy/other businesses	8	2,339	1,671	40.0
Unallocated net finance costs		(151)	(61)
Unallocated Group expenses		(138)	(157)

Total operating earnings		9,097	8,241	10.4
Hok Un redevelopment profit/property disposal gain		267	373
Tax consolidation benefit from Australia	7	2,004	—

Total earnings	8	11,368	8,614	32.0

Dividends
Interim dividends paid
Ordinary		3,468	3,251
Final dividends proposed
Ordinary		1,999	1,758
Special		265	361

		5,732	5,370

	Note	2005 HK$	2004 HK$	Increase %

Earnings per share, basic and diluted	9	4.72	3.58	32.0

Dividends per share	10
Ordinary dividends
Interim dividends		1.44	1.35
Final dividend		0.83	0.73

		2.27	2.08
Special final dividend		0.11	0.15

Total dividends paid and proposed		2.38	2.23	6.7

Consolidated Balance Sheet

	Note	2005 HK$M	2004 HK$M
			(Restated)

Non-current assets
Fixed assets	11	60,815	55,508
Leasehold land and land use rights	11	2,234	2,240
Goodwill and other intangible assets	12	7,949	(1,022)
Interests in jointly controlled entities		16,519	14,998
Interests in associated companies		1,641	1,640
Deferred tax assets		2,537	1,043
Derivative instruments	1(C)	260	—
Other non-current assets		506	9

		92,461	74,416

Current assets
Inventories – stores and fuel		596	299
Trade and other receivables	13	5,505	3,564
Derivative instruments	1(C)	1,302	—
Bank balances, cash and other liquid funds		2,041	2,520

		9,444	6,383

Current liabilities
Customers’ deposits		(3,308)	(3,119)
Trade and other payables	14	(6,079)	(4,216)
Taxation payable		(376)	(403)
Short-term loans and current portion of long-term borrowings	15	(3,508)	(1,178)
Derivative instruments	1(C)	(1,134)	—

		(14,405)	(8,916)

Net current liabilities		(4,961)	(2,533)

Total assets less current liabilities		87,500	71,883

	Note	2005 HK$M	2004 HK$M
			(Restated)

Financed by:
Equity
Share capital		12,041	12,041
Share premium		1,164	1,164
Reserves
Proposed dividends		2,264	2,119
Others		34,690	28,875

Shareholders’ funds	16	50,159	44,199
Minority interest		111	—

		50,270	44,199

Non-current liabilities
Long-term borrowings	15	25,883	17,596
Deferred tax liabilities		5,472	5,084
Derivative instruments	1(C)	444	—
Fuel clause account		323	762
Scheme of Control (SoC) reserve accounts	17	4,174	3,720
Other non-current liabilities		934	522

		37,230	27,684

Equity and non-current liabilities		87,500	71,883

Notes:

(1)	The accounting policies used in the preparation of the consolidated accounts are consistent with those set out in the Annual Report 2004, except that the Group has changed certain of its accounting policies following its adoption of new HKFRSs. The adopted new HKFRSs that are of significant difference from the accounting policies set out in the Annual Report 2004 are discussed below, with comparative figures for 2004 amended in accordance with the relevant requirements:

(A)	HKAS 1 “Presentation of Financial Statements”

HKAS 1 has affected certain presentation and disclosures in the accounts. Major changes relate to the presentation of (a) share of profit from Hok Un joint venture and transfers under the Scheme of Control (SoC) arrangement, which had been shown separately on the profit and loss account and (b) share of results of affiliated companies which previously represented the Group’s share of affiliated companies’ profits or losses before taxation. The adoption of HKAS 1 has also affected the presentation of minority interest.

Pursuant to the provision of HKAS 1 which prohibits presentation of any items of income and expense as extraordinary items, the Group has reclassified (a) the share of profit from Hok Un as part of the share of results from jointly controlled entities, (b) the transfers from/to Development Fund and special provision account as adjustments to revenue (Note 4) and (c) the transfer to Rate Reduction Reserve as part of the finance costs (Note 6). The Group’s share of results of the affiliated companies has also been presented on an after taxation basis and minority interest been presented within equity, as prescribed under HKAS 1. These changes have no effect on earnings.

(B)	HKAS 17 “Leases” and HK-Int 4 “Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases”

The adoption of HKAS 17 has resulted in a change in the accounting policy relating to leasehold land and land use rights. In prior years, leasehold land and land use rights were accounted for as fixed assets and carried at cost less accumulated depreciation and accumulated impairment. Pursuant to the requirements under HKAS 17, leasehold land and land use rights are to be accounted for as operating leases. The upfront prepayments are amortised over the period of the leases or when there is impairment, the impairment is expensed in the profit and loss account. The Group has also made reference to the guidance provided under HK-Int 4 in the adoption of HKAS 17 to the Group’s land leases in Hong Kong.

The retrospective application of HKAS 17 and HK-Int 4 has resulted in a reclassification of unamortised lease premium for land from fixed assets to leasehold land and land use rights accounts, with a decrease in fixed assets and a corresponding increase in leasehold land and land use rights of HK$2,240 million at 31 December 2004. There was no impact to the opening balance of retained profits, nor to the profit and loss account.

(C)	HKAS 32 “Financial Instruments: Disclosure and Presentation” and HKAS 39 “Financial Instruments: Recognition and Measurement”

The adoption of HKAS 32 and HKAS 39 has resulted in a change in the accounting policy for recognition, measurement, derecognition and disclosure of financial instruments. Apart from the accounting for derivative instruments which are described below, HKAS 39 requires that where an entity sells a portfolio of receivables with recourse, that portfolio should be accounted for as a collateralised borrowing, since it does not qualify for derecognition. In the past, the Group followed the principles under the replaced accounting standard SSAP 28 “Provisions, Contingent Liabilities and Contingent Assets” and disclosed such type of transaction as contingent liabilities.

Prior to 1 January 2005, derivative instruments of the Group were not recorded on the balance sheet based on the then prevailing accounting standards. In accordance with the provisions of HKAS 39, however, a derivative or embedded derivative is initially recognised at fair value on the date a derivative contract or hybrid contract is entered into and is subsequently re-measured at its fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either hedges of the fair value of recognised assets or liabilities (fair value hedges) or hedges of highly probable forecast transactions (cash flow hedges).

Changes in fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit and loss account, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. For derivatives that are designated and qualify as cash flow hedges, the effective portion of changes in fair value of derivatives is recognised in equity while the gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account. Amounts accumulated in equity are transferred to the profit and loss account or reclassified as part of the initial cost or carrying amount of an asset or liability in the period when the hedged item affects earnings or the asset or liability is recognised.

The Group has adopted HKAS 32 and HKAS 39 prospectively. For receivables sold with recourse, the change in the accounting policy has resulted in an increase in receivables and a corresponding increase in borrowings of HK$653 million on 1 January 2005. The Group also identified derivatives embedded in contracts. Recognition of such embedded derivatives has resulted in an increase in receivables and a corresponding increase in the balance of the retained profits as at 1 January 2005 of HK$157 million.

The Group further recognised financial and energy derivatives at fair value in the balance sheet on 1 January 2005 which amounted to a net liability of HK$1,199 million. The corresponding adjustments were to (a) decrease the Group’s share of net assets of affiliated companies by HK$110 million, (b) increase the carrying amount of hedged borrowings by HK$249 million, (c) increase the deferred tax assets and liabilities by HK$29 million and HK$7 million respectively, (d) increase the other assets and liabilities by HK$1,368 million and HK$5 million respectively, and (e) decrease the reserves by HK$173 million.

(D)	HKFRS 3 “Business Combinations” and HKAS 36 “Impairment of Assets”

Until 31 December 2004, goodwill was amortised on a straight-line basis over its estimated useful life and assessed for impairment whenever events or changes in circumstances indicated that its carrying amount might not be recoverable. The adoption of HKFRS 3 and HKAS 36 has resulted in a change in the accounting policy for goodwill. In accordance with the provisions of HKFRS 3, the Group ceased amortisation of goodwill from 1 January 2005 and now tests for impairment annually and when there are indications of impairment. Pursuant to its transitional provisions, the Group also (a) eliminated the accumulated amortisation of goodwill of HK$5 million on 1 January 2005 with a corresponding decrease in the cost of goodwill and (b) derecognised the unamortised negative goodwill of HK$1,046 million, with a corresponding adjustment to the balance of retained profits on 1 January 2005. No impairment loss has been recognised in 2005.

(2)	Acquisition of Merchant Energy Business in Australia

The Group completed the acquisition of the merchant energy business division (MEB) of SPI Australia Group, a wholly-owned subsidiary of Singapore Power Limited (Singapore Power) in two phases; with completion of the acquisition of 100% energy retail and generation business on 31 May 2005 and 33.3% interest in SEAGas partnership on 28 August 2005, as the latter was subject to the consents from other SEAGas partners.

Assets and liabilities arising from acquisition:

	Fair Value	Carrying Amount
	HK$M	HK$M

Fixed assets	2,988	3,299
Intangible assets	1,360	3,300
Interests in affiliated companies	615	282
Derivative instruments, net	320	320
Trade and other receivables	1,549	1,549
Bank balances, cash and other liquid funds	645	645
Trade and other payables	(905)	(844)
Total borrowings	(15)	(15)
Deferred tax liabilities, net	(788)	(806)
Other net assets	271	185

Fair value of net assets acquired	6,040	7,915

Goodwill arising from the acquisition:		HK$M

Purchase consideration:
- cash paid		13,013
- direct costs relating to the acquisition		48

Total purchase consideration		13,061
Fair value of net assets acquired (as shown above)		(6,040)

Goodwill		7,021

The MEB, when combined with the Group’s existing Yallourn Energy, has created a diversified energy business across retail and generation. The above goodwill is primarily attributable to the non-contracted customer base of the retail business and significant synergies expected to arise after the acquisition.

The above figures are different from those disclosed in the Interim Accounts primarily attributable to (a) the completion of the acquisition of 33.3% interest in SEAGas and (b) changes in recognition and measurement of some contractual arrangements and intangible assets. Impacts to the accounts are summarised below:

(a)	The Group completed the acquisition in SEAGas in August 2005 for a total cash consideration of A$195 million, with SEAGas being classified as a jointly controlled entity of the Group.

(b)	The Group critically reviewed the accounting treatment of certain key transactions of MEB, including the lease arrangement under the long-term hedge agreement with Ecogen Energy Pty Ltd (which owns 966MW gas-fired generation facilities in Victoria) and fair valuation methodology of electricity caps and options, during the second half of 2005. The Group had also performed a review to identify any intangible assets acquired. These changes in treatment and measurement as well as reclassification of certain assets and liabilities to conform with the Group policies have been reflected in the accounts, with the most significant impact on fixed assets, intangible assets and total borrowings as a result of the reclassification of the long-term hedge agreement from being a finance lease to an operating lease.

The MEB contributed revenue of HK$6,065 million and earnings of HK$38 million to the Group for the period from 1 June 2005 to 31 December 2005.

(3)	Additional Interest in Huaiji Power Project

The Group’s interest in Huaiji power project increased from 41.5% to 75.0% following the acquisition of the interest held by Sun Hung Kai China Development Fund Limited on 30 June 2005 and completion of a shareholding restructuring on 3 November 2005. The Group then assumed control of Huaiji; and accordingly Huaiji was reclassified from a jointly controlled entity to a subsidiary of the Group. The project comprises 8 small hydro power stations that are in operation and one under construction in Huaiji County, Guangdong, amounting to a total of 98MW.

Assets and liabilities arising from acquisition:

	Fair Value	Carrying Amount
	HK$M	HK$M

Fixed assets	662	487
Leasehold land and land use rights	43	21
Deferred tax assets	6	36
Trade and other receivables	79	79
Bank balances, cash and other liquid funds	30	30
Trade and other payables	(85)	(85)
Total borrowings	(228)	(228)
Other net liabilities	(51)	(51)

Net assets	456	289

Net assets previously recorded as jointly controlled entity	(191)
Minority interest (25%)	(112)

Fair value of net assets acquired	153

Goodwill arising from the acquisition:

HK$M

Purchase consideration:
- cash paid	53
- non-cash consideration	100

Total purchase consideration	153
Fair value of net assets acquired (as shown above)	(153)

Goodwill	—

The Huaiji power project is held as part of the Group’s renewable energy portfolio. The acquired business contributed revenue of HK$17 million and operating loss of HK$2 million to the Group for the period from 1 November 2005 to 31 December 2005.

(4)	Revenue represents primarily sales of electricity and gas, engineering and maintenance service fees, other electricity-related revenue such as temporary electricity supply works and reconnection fees and adjustments stipulated under SoC. An analysis of the Group revenue, which incorporates the revenue of MEB and Huaiji after each became a subsidiary of the Group in 2005, is as follows:

	2005 HK$M	2004 HK$M

Sales of electricity	36,894	30,464
Sales of gas	1,801	—
Other revenue	416	320

	39,111	30,784
Transfer to Development Fund (A)	(527)	(219)
Transfer from special provision account	—	176

	38,584	30,741

(A)	Pursuant to the SoC Agreement, if the gross tariff revenue in Hong Kong in any year exceeds or is less than the total of the operating costs, permitted return and taxation charges, such excess shall be added to, or such deficiency shall be deducted from, the Development Fund.

(5)	The Group operates, through its subsidiaries, jointly controlled entities and associated companies, in four major geographical regions - Hong Kong, Australia, the Chinese mainland and other countries in Asia. Information about the Group’s operations by geographical regions is as follows:

	Hong Kong	Australia	Chinese Mainland		Other Countries in Asia	Unallocated Items	Total
	HK$M	HK$M	HK$M		HK$M	HK$M	HK$M

For year ended 31 December 2005
Revenue	28,516	8,045	17		2,004	2	38,584

Segment results	7,729	643	(132)		593	(138)	8,695
Share of results, net of tax
jointly controlled entities	1,779	16	1,102	(a)	202	—	3,099
associated companies	—	—	—		140	—	140

Profit/(Loss) before financing and taxation	9,508	659	970		935	(138)	11,934
Finance costs							(1,613)
Finance income							124
Taxation							922
Minority interest							1

Earnings for the year							11,368

Capital additions	4,852	750	2		35	1	5,640
Depreciation and amortisation	2,020	663	7		204	2	2,896
Impairment charge	—	—	—		—	—	—
As at 31 December 2005
Segment assets	47,948	26,570	916		5,629	145	81,208
Interests in
jointly controlled entities	7,138	1,093	6,888		1,400	—	16,519
associated companies	—	5	—		1,636	—	1,641
Tax assets	—	2,504	33		—	—	2,537

Consolidated total assets	55,086	30,172	7,837		8,665	145	101,905

Segment liabilities	11,287	4,284	150		598	77	16,396
Total borrowings	—	11,108	228		1,236	16,819	29,391
Tax liabilities	5,442	133	27		246	—	5,848

Consolidated total liabilities	16,729	15,525	405		2,080	16,896	51,635

Note (a):	Out of the HK$1,102 million, HK$760 million was attributed to investments in Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC) and Hong Kong Pumped Storage Development Company, Limited (PSDC), whose generating facilities serve Hong Kong.

	Hong Kong	Australia	Chinese Mainland		Other Countries in Asia	Unallocated Items	Total
	HK$M	HK$M	HK$M		HK$M	HK$M	HK$M

For year ended 31 December 2004
Revenue	26,923	2,000	—		1,814	4	30,741

Segment results	7,155	770	(181)		474	(157)	8,061
Share of results, net of tax
jointly controlled entities	1,697	—	1,014	(a)	186	—	2,897
associated companies	(2)	—	—		190	—	188

Profit/(Loss) before financing and taxation	8,850	770	833		850	(157)	11,146
Finance costs							(1,299)
Finance income							63
Taxation							(1,296)

Earnings for the year							8,614

Capital additions	5,282	511	7		17	6	5,823
Depreciation and amortisation	1,875	425	2		181	2	2,485
Impairment charges	11	—	15		—	—	26

As at 31 December 2004
Segment assets	44,374	12,317	215		6,007	205	63,118
Interests in
jointly controlled entities	6,894	—	6,643		1,461	—	14,998
associated company	—	—	—		1,640	—	1,640
Tax assets	—	1,043	—		—	—	1,043

Consolidated total assets	51,268	13,360	6,858		9,108	205	80,799

Segment liabilities	10,731	971	60		511	66	12,339
Total borrowings	—	6,106	—		1,397	11,271	18,774
Tax liabilities	5,067	103	—		317	—	5,487

Consolidated total liabilities	15,798	7,180	60		2,225	11,337	36,600

Note (a):	Out of the HK$1,014 million, HK$727 million was attributed to investments in GNPJVC and PSDC, whose generating facilities serve Hong Kong.

No business analysis is shown as substantially all the principal activities of the Group are for the generation and supply of electricity. These businesses are managed and operated on an integrated basis in each region. It is therefore not considered appropriate to disclose the generation and supply businesses separately.

(6)	Finance costs of the Group are analysed below:

	2005 HK$M	2004 HK$M

Finance costs:
Interest expenses on bank loans and overdrafts	905	713
other borrowings
- wholly repayable within five years	166	166
- not wholly repayable within five years	261	152
Development Fund and special provision account (A)	274	253
customers’ deposits and others	69	55
Finance charges	62	117
Fair value loss on financial instruments
Cash flow hedges, transfer from equity	174	—
Hedging costs and net exchange gain/loss	(1)	104

	1,910	1,560
Less: amount capitalised	(297)	(261)

	1,613	1,299

(A)	In accordance with the provisions of the SoC Agreement, CLP Power Hong Kong is required to credit, to a Rate Reduction Reserve in its accounts, a charge of 8% per annum on the sum of the average balances of the Development Fund and special provision account.

(7)	The charge for taxation includes profits tax of CLP Holdings and subsidiaries both within and outside Hong Kong on estimated assessable profits, and deferred taxation arising from temporary differences attributable to various differences in accounting treatments and tax regulations. Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits. Taxation on profits assessable outside Hong Kong has been provided at the rates prevailing in the respective jurisdictions.

	2005 HK$M	2004 HK$M

Current income tax
Hong Kong	1,009	869
Outside Hong Kong	53	29

	1,062	898

Deferred income tax
Hong Kong	364	399
Outside Hong Kong, excluding tax consolidation benefit	(344)	(1)

	20	398
Tax consolidation benefit from Australia (A)	(2,004)	—

	(1,984)	398

	(922)	1,296

(A)	During the year, a subsidiary in the Group, CLP Australia Holdings Pty Ltd (CLP Australia Holdings) formed a tax consolidated group whereby CLP Australia Holdings and its Australian-resident wholly-owned subsidiaries are treated as a single entity for income tax purposes. Pursuant to the relevant rules, CLP Australia Holdings reset the tax cost base of certain depreciable assets of its group, resulting in the adjustment of deferred tax balances and recognition of a one-time tax benefit of HK$2,004 million in 2005. The reset will result in additional tax depreciation available over the lives of the assets. This will also have the effect of deferring the utilisation of the deferred tax asset of HK$3,815 million (prior to offsetting deferred tax liabilities) arising from tax losses in Australia recognised by the Group. In accordance with the Group’s accounting policy, the deferred tax asset will be subject to impairment review. Current financial projections indicate it is probable that future taxable profits will be available against which the unused tax losses can be utilised. However, any significant adverse change to the business environment in the future may impact the financial projections resulting in reduced future taxable profits. Should such circumstances arise, it may be necessary for some or all of this deferred tax asset to be impaired with the impairment being charged to profit and loss account.

For the year ended 31 December 2005, the Group’s share of taxation of jointly controlled entities and associated companies were HK$523 million (2004: HK$471 million) and HK$45 million (2004: HK$48 million) respectively.

(8)	The contribution of each major activity to the Group earnings is analysed as follows:

	2005		2004
	HK$M	HK$M	HK$M	HK$M

Earnings from electricity business in Hong Kong		7,047		6,788
Electricity sales to Chinese mainland from Hong Kong	120		90
Generating facilities in Chinese mainland serving Hong Kong (GNPJVC and PSDC)	760		727
Other power projects in Chinese mainland	205		106
Energy business in Australia	200		118
Power projects in other countries in Asia	910		706
Group non-energy activities	144		(76)

		2,339		1,671
Unallocated net finance costs		(151)		(61)
Unallocated Group expenses		(138)		(157)

Total operating earnings		9,097		8,241
Hok Un redevelopment profit/property disposal gain		267		373
Tax consolidation benefit from Australia		2,004		—

Total earnings		11,368		8,614

(9)	The 2005 earnings per share figures are based on the number of shares in issue of 2,408,245,900 (2004: 2,408,245,900). Basic and fully diluted earnings per share are the same as the Company did not have any diluting equity instruments as at 31 December 2005 (2004: nil).

Operating earnings per share of HK$3.78 for 2005 (2004: HK$3.42) is calculated basing on the total operating earnings of HK$9,097 million (2004: HK$8,241 million).

(10)	The first, second and third interim dividends of HK$0.48 per share each are based on the existing 2,408,245,900 shares of HK$5.00 each in issue (2004: three interim dividends of HK$0.45 per share each).

(11)	Fixed Assets, Leasehold Land and Land Use Rights

Fixed assets, leasehold land and land use rights totalled HK$63,049 million (2004: HK$57,748 million). The SoC Agreement considers leasehold land as one class of fixed assets on which permitted return is earned. When employed for the SoC business, they are collectively referred to as SoC fixed assets and amounted to HK$45,099 million as at 31 December 2005 (2004: HK$42,415 million). Fixed assets, leasehold land and land use rights that were attributed to overseas subsidiaries totalled HK$17,840 million (2004: HK$15,147 million), with the increase mainly resulted from acquisition of the MEB. Movements in the accounts are as follows:

(A)	Fixed Assets

	Freehold Land and Buildings		Plant, Machinery and Equipment(a)		Total
	2005	2004	2005	2004	2005	2004
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M

Net book value, as at 1 January
- as previously reported	—	7,756	—	46,401	—	54,157
- reclassification of leasehold land	—	(2,229)	—	—	—	(2,229)
- as currently reported	6,002	—	49,506	—	55,508	—

	6,002	5,527	49,506	46,401	55,508	51,928
Acquisition of subsidiaries	533	—	3,117	—	3,650	—
Additions	564	703	5,074	5,059	5,638	5,762
Transfers and disposals	(75)	(74)	(143)	(228)	(218)	(302)
Depreciation charge	(183)	(170)	(2,598)	(2,309)	(2,781)	(2,479)
Exchange differences	(23)	16	(959)	583	(982)	599

Net book value, as at 31 December	6,818	6,002	53,997	49,506	60,815	55,508

Cost	8,913	7,739	79,432	71,901	88,345	79,640
Accumulated depreciation	(2,095)	(1,737)	(25,435)	(22,395)	(27,530)	(24,132)

Net book value, as at 31 December	6,818	6,002	53,997	49,506	60,815	55,508

Note (a):	Plant, machinery and equipment included leased generating plants held under a 99-year lease arrangement with the South Australia Government for the electricity business in Australia. The net book value of leased assets as at 31 December 2005 was HK$1,845 million (2004: nil).

(B)	Leasehold Land and Land Use Rights

	2005	2004
	HK$M	HK$M

Net book value, as at 1 January
- as previously reported	—	—
- reclassification of leasehold land	—	2,229
- as currently reported	2,240	—

	2,240	2,229
Acquisition of a subsidiary	43	—
Additions	2	61
Transfers and disposals	(2)	—
Amortisation charge	(49)	(50)

Net book value, as at 31 December	2,234	2,240

Cost	2,340	2,290
Accumulated amortisation	(106)	(50)

Net book value, as at 31 December	2,234	2,240

Leasehold land is mainly held under medium to long term leases (i.e. over 10 years) in Hong Kong.

Capital expenditure on fixed assets and leasehold land incurred during the year for the SoC business was HK$4,849 million (2004: HK$5,278 million).

(12)	Goodwill and Other Intangible Assets

	Net Goodwill/ (Negative Goodwill)		Other Intangible Assets		Total
	2005	2004	2005	2004	2005	2004
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M

Net carrying value, as at 1 January
- as previously reported	(1,022)	(1,017)	—	—	(1,022)	(1,017)
- derecognition of negative goodwill (Note 1D)	1,046	—	—	—	1,046	—

	24	(1,017)	—	—	24	(1,017)
Acquisition of subsidiaries	7,021	(21)	1,360	—	8,381	(21)
Fair value adjustments	—	11	—	—	—	11
Amortisation (charge)/credit	—	44	(66)	—	(66)	44
Exchange differences	(328)	(39)	(62)	—	(390)	(39)

Net carrying value, as at 31 December	6,717	(1,022)	1,232	—	7,949	(1,022)

Cost	6,717	(1,135)	1,296	—	8,013	(1,135)
Accumulated amortisation	—	113	(64)	—	(64)	113

Net carrying value, as at 31 December	6,717	(1,022)	1,232	—	7,949	(1,022)

(13)	Trade and Other Receivables

	2005	2004
	HK$M	HK$M

Trade receivables (aging analysis is shown below)	4,541	2,376
Deposits and prepayments	872	986
Dividend receivable from a jointly controlled entity	87	196
Current accounts with jointly controlled entities	5	6

	5,505	3,564

The Group has established credit policies for customers in each of its core businesses. The credit term for trade receivables ranges from 15 to 60 days. The aging analysis of the trade receivables, after provisions, is as follows:

	2005	2004
	HK$M	HK$M

Below 30 days (including amount not yet due)	4,350	2,332
31-60 days	68	15
61-90 days	43	7
Over 90 days	80	22

	4,541	2,376

Trade and other receivables attributed to overseas subsidiaries amounted to HK$3,257 million (2004: HK$1,610 million).

(14)	Trade and Other Payables

	2005	2004
	HK$M	HK$M

Trade payables (aging analysis is shown below)	3,116	2,064
Other payables and accruals	1,395	1,053
Current accounts with jointly controlled entities	1,127	1,099
Amount due to a jointly controlled entity	441	—

	6,079	4,216

The aging analysis of the trade payables is as follows:

	2005	2004
	HK$M	HK$M

Below 30 days (including amount not yet due)	3,082	2,043
31-60 days	—	2
61-90 days	2	4
Over 90 days	32	15

	3,116	2,064

(15)	Bank Loans and Other Borrowings

During the first half of 2005, the Group arranged a A$2,450 million and a HK$6,000 million unsecured loan facilities and used part of the proceeds to fund the acquisition of the MEB and working capital requirements for the business in Australia and to refinance the existing facilities of Yallourn Energy. In November 2005, a total of A$700 million notes under the A$2 billion EPN and Medium Term Note Programme set up by CLP Australia Finance Pty Ltd (CLP Australia Finance) were issued to refinance a portion of the existing A$2.2 billion loan facility. The Group also issued HK$1,000 million fixed rate notes under the Medium Term Note Programme set up by CLP Power Hong Kong Financing Limited to support the capital requirements of the electricity business in Hong Kong. Total borrowings of the Group are analysed as follows:

	Current		Non-Current		Total
	2005	2004	2005	2004	2005	2004
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M

Short-term loans	867	422	—	—	867	422
Long-term bank loans	301	756	16,447	10,916	16,748	11,672
Other long-term borrowings	2,340	—	9,436	6,680	11,776	6,680

	3,508	1,178	25,883	17,596	29,391	18,774

(16)	Shareholders’ Funds

	Share Capital	Share Premium	Capital Redemption Reserve	Other Reserves	Retained Profits		Total
	HK$M	HK$M	HK$M	HK$M	HK$M		HK$M

Balance as at 1 January 2004	12,041	1,164	2,482	387	24,167		40,241
Net exchange gain recognised in equity	—	—	—	431	—		431
Earnings	—	—	—	—	8,614		8,614
Dividends paid	—	—	—	—	(5,057)		(5,057)
Share of movements in reserves of affiliated companies	—	—	—	12	(42)		(30)

Balance as at 31 December 2004	12,041	1,164	2,482	830	27,682	(A)	44,199

Balance as at 1 January 2005, as previously reported	12,041	1,164	2,482	830	27,682		44,199

Adjustments for adoption of new HKFRSs
Negative goodwill (HKFRS 3)	—	—	—	—	1,046		1,046
Derivative instruments (HKAS 39)	—	—	—	(99)	83		(16)

Balance as at 1 January 2005, as restated	12,041	1,164	2,482	731	28,811		45,229

Net exchange loss recognised in equity	—	—	—	(1,041)	—		(1,041)
Cash flow hedges, net of tax	—	—	—	54	—		54
Revaluation of assets, net of tax	—	—	—	117	—		117
Earnings	—	—	—	—	11,368		11,368
Dividends paid	—	—	—	—	(5,587)		(5,587)
Capital redemption by a subsidiary	—	—	—	417	(417)		—
Share of movements in reserves of affiliated companies	—	—	—	50	(31)		19

Balance as at 31 December 2005	12,041	1,164	2,482	328	34,144	(A)	50,159

(A)	The proposed final dividends and balance of retained profits after proposed final dividends were HK$2,264 million (2004: HK$2,119 million) and HK$31,880 million (2004: HK$25,563 million) respectively.

(17)	The Development Fund and Rate Reduction Reserve of CLP Power Hong Kong are collectively referred to as SoC reserve accounts and the respective balances as at 31 December are as follows:

	2005	2004
	HK$M	HK$M

Development Fund	3,685	3,171
Rate Reduction Reserve	489	549

	4,174	3,720

SUPPLEMENTARY INFORMATION ON TREASURY ACTIVITIES

The Group has engaged in new financing activities in 2005 to support the continuous expansion of electricity business in Hong Kong and acquisition of the MEB in Australia.

In April 2005, CLP Holdings completed a HK$6 billion self-arranged medium term loan facility with 15 banks. HK$2 billion of the loan facility was utilised to replace a higher-priced tranche of an existing loan facility and another portion of the loan facility to fund part of the equity contribution related to the acquisition of the MEB. The new loan facility should provide CLP Holdings with ample liquidity to meet its investment needs over the next few years.

CLP Australia Finance completed a A$2.2 billion unsecured corporate loan facility and a A$250 million working capital facility in May 2005 to fund the balance of the purchase consideration payable upon the acquisition of the MEB, refinance the existing Yallourn Energy’s project finance facilities, and fund the working capital requirements for our business in Australia. The loans are non-recourse to CLP Holdings. In November 2005, CLP Australia Finance issued a total of A$700 million Australian domestic bonds under its A$2 billion EPN and Medium Term Note Programme. The issues consisted of A$650 million 7-year fixed and floating rate tranches and a A$50 million 10-year floating rate tranche. The financing was entered into to refinance a portion of the existing A$2.2 billion loan facility.

In 2005, CLP Power Hong Kong arranged HK$4 billion new credit facilities in form of bond issuances and bank loan facilities. In January and June 2005, CLP Power Hong Kong issued two tranches of fixed rate notes due 2015 of HK$500 million each, with coupon rates at 4.35% and 4.15% respectively, through its wholly owned subsidiary CLP Power Hong Kong Financing Limited. These issues were made under the Medium Term Note (MTN) Programme set up by CLP Power Hong Kong Financing Limited in 2002. The remaining HK$3 billion new financings were arranged with banks at attractive interest rate margins.

In January 2006, CLP Power Hong Kong issued under the MTN Programme another tranche of HK$1 billion fixed rate notes due 2016 with coupon rate at 4.75%.

As at 31 December 2005, financing facilities totalling HK$42.5 billion were available to the Group, including HK$15.3 billion for TRUenergy and GPEC. Of the facilities available, HK$29.4 billion had been drawn down, of which HK$12.3 billion was by TRUenergy and GPEC. Facilities totalling HK$8.6 billion were available to CAPCO, of which HK$8.1 billion were drawn down.

Our total debt to capital as at 31 December 2005 was 37% and interest cover was 8 times. The increase in borrowings as compared with 2004 was due to expansion of our Australian business through acquisition of MEB.

In May 2005, S&P lowered the foreign currency and local currency corporate credit rating of CLP Holdings to “A” from “A+”. S&P’s downgrade of CLP Holdings’ rating reflects its view of CLP Holdings’ increasing business risk as a result of our international diversification efforts over the past few years and the increased level of debt following the acquisition of the MEB in Australia. At the same time, S&P affirmed its “A+” foreign currency and local currency credit rating on CLP Power Hong Kong. The outlook for all the ratings is stable. S&P noted that although the SoC was likely to be renegotiated with a potential lower rate of return, it expected that CLP Power Hong Kong’s market position and financial performance would remain strong.

S&P also assigned its “A-” long-term credit rating to our Australian subsidiaries, namely CLP Australia Holdings and TRUenergy Pty Ltd., in May 2005 with stable outlook.

Moody’s re-affirmed the foreign currency rating of CLP Holdings and CLP Power Hong Kong unchanged at “A1” in May 2005 and at the same time revised downward the local currency issuer rating of CLP Holdings and CLP Power Hong Kong to “A1” and “Aa3” from “Aa2” and “Aa1” respectively. This puts CLP Power Hong Kong on par with the HKSAR’s local currency rating of “Aa3”. The outlook for the ratings is stable. Moody’s downgrade reflected its view of the increased overall business risk profile and financial leverage of CLP Holdings after the acquisition of the Australian MEB. Moody’s continued to recognise the key credit strengths of strong and highly predictable cash flow generated from CLP Power Hong Kong, management’s gradual approach to overseas expansion, and CLP Group’s strong access to bank and capital markets. Both Moody’s and S&P consider CLP Power Hong Kong to be an integral part of CLP Holdings with both ratings closely linked.

In July 2005, Moody’s upgraded the foreign currency bond rating of CLP Power Hong Kong to “Aa3” from “A1” based on the view that foreign currency bonds subject to international law are less likely to be subject to a debt moratorium than foreign currency obligations subject to local law and hence the differential in the ratings on foreign currency bond and foreign currency issuer ratings.

The Group’s investments and operations have resulted in exposures to foreign currency risks, interest rate risks, credit risks and price risks associated with the sales and purchases of electricity in Australia. We actively manage such risks by using different derivative instruments with an objective to minimise the impact of exchange rate, interest rate and electricity price fluctuations on earnings, reserves and tariff charges to customers and shareholders. Other than certain electricity trading activities engaged by CLP Australia Holdings, all derivative instruments are employed solely for hedging purposes.

The fair value of the Group’s outstanding derivative instruments as at 31 December 2005 was at deficit of HK$16 million, which represents the net amount we would pay if these contracts were closed out at 31 December 2005. The significant change in fair value from net deficit of HK$1,199 million as at 31 December 2004 is primarily attributed to the strengthening of U.S. dollar in the forward currency markets in 2005.

As at 31 December 2005, we had gross outstanding derivative instruments amounting to HK$69.6 billion.

CORPORATE GOVERNANCE

On 28 February 2005 the Company adopted a “CLP Code on Corporate Governance” (the CLP Code) with immediate effect. The CLP Code builds on and supersedes the corporate governance framework, expressed in “Corporate Governance – CLP Principles and Practices” issued in 2000 and updated in 2003.

The CLP Code incorporates all of the Code Provisions and Recommended Best Practices in the “Code on Corporate Governance Practices and Corporate Governance Report” issued by the Stock Exchange of Hong Kong save for the single exception regarding quarterly financial results which is specified and explained in our Corporate Governance Report, as part of our Annual Report. CLP has also applied all of the principles in the Stock Exchange’s Code on Corporate Governance Practices (the Stock Exchange Code). The manner in which this has been done is set out in the CLP Code and the Corporate Governance Report.

In 2005, we made further progress in the evolution of our corporate governance practices, in line with the CLP Code and emerging developments in global corporate governance practices. We brought ourselves into compliance with a previous deviation from the Recommended Best Practice that Independent Non-executive Directors represent at least one-third of the Board. Seven out of 18 directors are now Independent Non-executive Directors. Details of the continuing evolution of our corporate governance practices are set out in the Corporate Governance Report.

CLP’s only deviation from the Recommended Best Practices relating to the recommendation that an issuer should announce and publish quarterly financial results remains as a deviation of the CLP Code and our actual practices from the Stock Exchange Code. The reason is a judgment that, as a matter of principle and practice, quarterly reporting does not bring significant benefits to shareholders. CLP’s position is set out on our website. We do, however, issue quarterly statements setting out turnover, interim dividends and progress in major business activities.

Throughout the year, the Company met the Code Provisions as set out in the Stock Exchange Code contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong.

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and the accounts for the year ended 31 December 2005. It has also reviewed the findings and opinion of Group Internal Audit and Management on the effectiveness of the Company’s system of internal control. All of the Audit Committee members are appointed from the Independent Non-executive Directors, with the Chairman and a member having appropriate professional qualifications and experience in financial matters.

Since 1989, the Company has adopted its own Code for Securities Transactions by Directors (CLP Securities Code), which is largely based on the Model Code set out in Appendix 10 of the Listing Rules. The CLP Securities Code also applies to Senior Management (comprising the three Executive Directors and Group Director – Managing Director Hong Kong, Group Director – Managing Director Asia Pacific and Group Director – Operations) and other “Specified Individuals” such as senior managers in the CLP Group. The CLP Securities Code has been updated from time to time to reflect new regulatory requirements as well as CLP Holdings’ strengthened regime of disclosure of interests in its securities.

The current CLP Securities Code is on terms no less exacting than the required standard set out in the Model Code.

All Directors have confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code and CLP Securities Code throughout the period from 1 January to 31 December 2005.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SHARES

There was no purchase, sale or redemption of the Company’s listed shares by the Company or any of its subsidiaries during the year ended 31 December 2005.

FINAL DIVIDENDS

The final dividend of HK$0.83 per share and the special final dividend (out of Hok Un redevelopment profit) of HK$0.11 per share (2004: ordinary final dividend of HK$0.73 per share and special final dividend of HK$0.15 per share) will be payable on all shares of HK$5.00 each in issue as at 12 April 2006 after deducting any shares repurchased and cancelled up to 12 April 2006. As at 31 December 2005, 2,408,245,900 shares of HK$5.00 each were in issue. If approved, the final dividend and the special final dividend totalling HK$0.94 per share will be payable on 26 April 2006 to shareholders registered as at 25 April 2006.

The Register of Shareholders will be closed from 13 April 2006 to 25 April 2006, both days inclusive. To rank for the final dividend and special final dividend, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, for registration not later than 4:00 p.m. on Wednesday, 12 April 2006.

By Order of the Board

April Chan

Company Secretary

Hong Kong, 28 February 2006

The Company’s Annual Report containing the Directors’ Report and Accounts for the year ended 31 December 2005 will be published on the Company’s website at www.clpgroup.com and the website of the Stock Exchange of Hong Kong on or about 14 March 2006. The Annual Report, the CLP Group Social and Environmental Report and the Notice of Annual General Meeting (to be held on 25 April 2006) will be despatched to shareholders on or about 31 March 2006.

All of these will be made available on the Company’s website.

Non-executive Directors:	The Hon. Sir Michale Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach, Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce and Mr. P. C. Tan

Independent Non-executive Directors:	The Hon. Sir. S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan, Professor Judy Tsui and Sir Rod Eddington

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P.W. Tse and Dr. Y.B. Lee